Mail Stop 3561
      January 23, 2006

Murray Campbell
Chairman of the Board
First United Ethanol, LLC
2 West Broad Street
Camilla, GA 31730

      Re:	First United Ethanol, LLC
      Registration Statement on Form SB-2
      Filed December 23, 2005
		File No. 333-130663

Dear Mr. Campbell:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. The securities you are offering for sale at $1,000 per unit include a deferred payment option. Specifically, investors may pay a minimum initial 10% of the purchase price in cash, and provide up to the remaining 90% of the purchase price by means of a promissory note that is payable upon written notice by the company, which may occur after the end of the subscription period. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering, and requires the prompt refund of the consideration paid for the securities unless, among other things, "the total amount due to the [issuer] is received by [the issuer] by a specified date." See Rule 10b-9(a)(2). With a view to better disclosure, please provide us with an analysis as to whether receipt of promissory notes, in lieu of cash, to meet the $28,400,000 minimum prior to the offering termination date would be consistent with Rule 10b-9(a)(2).
2. The prospectus cover page should only provide the information required by Item 501(a) of Regulation S-B or allowed under SEC Release No. 33-6900 (June 17, 1991). In this regard, the most significant adverse effects should be highlighted through the use of a concise list of bullet-type statements.
3. Your statement that "[i]nvestments will be held in escrow until the earliest of ..." conflicts with the provisions in section 6 of your escrow agreement that indicate that the agreement will be terminated one year and one day following the effective date of the registration statement and in no event later than three months after the termination date of the offering. Please revise or advise.
4. The cross-reference to your Risk Factors section must be highlighted by prominent type or another manner. See Item 501(a)(5)
of Regulation S-B. Therefore, please make your cross-reference more prominent by separating it from the Commission Legend.
5. Please provide us with copies of any additional artwork or diagrams you intend to use as soon as possible for our review and comment.

Summary, page 1
6. The Summary section is intended to provide a brief overview of the most material aspects of the offering. Your summary is too long. The summary should not contain, and is not required to contain, all of the detailed information in the prospectus. See Item 503(a) of Regulation S-B. The summary is only intended to provide a brief snapshot of the offering. Please revise to reduce the excess detail of many of your subsections, such as "Escrow Procedures." Please also revise this section to comply with the Plain English requirements of Rule 421 of Regulation C.

Forward Looking Statements, page 5
7. Please move this section so it follows the Risk Factors section.
The forepart of your document should consist of the cover page, summary and risk factors.

Important Notices to Investors, page 6
8. We note your statement that, "During the course of the offering of the units and prior to the sale of the units, each prospective purchaser and his or her representatives, if any, are invited to ask questions of, and obtain additional information from, our representatives concerning the terms and conditions of this offering, us, our business, and other relevant matters. We will provide the requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense." Please advise us as to whether you intend to send to investors any written information other than the prospectus contained in this registration statement. If you intend to send written information, please advise us as to how you intend to comply with section 5 of the Securities Act.

Similarly, we note your disclosure on page 66 that, "In addition to
and apart from this prospectus, we may use certain sales material in
connection with this offering." With respect to these sales materials, please tell us whether they will meet the requirements of section 10 and how you intend to comply with section 5 of the Securities Act, rule 164 under the Securities Act of 1933 and rule 433 of Regulation C. Please tell us in greater detail the type of promotional and sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with rule
134
under the Securities Act of 1933. Also tell us whether you plan to use the Internet or any other electronic distribution procedures in connection with this offering. If so, please provide us with screen shots of any Internet pages to be used in connection with the distribution.

Risk Factors, page 7
9. We note your disclosure on page 42 indicating that Fagen and/or ICM will either own or obtain the license to utilize the technology necessary for your plant. This appears to be a material uncertainty that you should add to your risk factors.

Risks Related to the Offering, page 7

We are not experienced in selling securities ..., page 7
10. We note your statement that, "Our directors have significant responsibilities in their primary occupations in addition to trying to raise capital." Please disclose the "primary occupations" of these directors and quantify the "significant portion" of their time that you expect they will have available to devote to offering your securities.

Risk Related to Conflicts of Interest, page 15
11. Your disclosure in this section and in other sections of your prospectus does not appear to provide an investor with a clear understanding of your conflict of interest with Fagen. In your first risk factor in this section, you state that you have no independent directors but you then discount that risk based on the fact that your director`s investment interest is directly adverse to Fagen. However, in your third risk factor in this section you state that the agreement with Fagen was not negotiated at arm`s length. Later in your prospectus, on page 32, you state that neither Fagen nor ICM is an affiliate. From these disclosures it is difficult to determine that exact nature of your conflict of interest with Fagen. Please revise to clearly state the nature of your conflict of interest with
Fagen. Further, avoid using language in your risk factor that mitigates the risk.

Determination of Offering Price, page 21
12. You state that you determined the unit offering price based on your estimate of capital and expense requirements. However, even if you receive the maximum funds, you will still require approximately
$54,000,000 in loans and other financing after your offering. Therefore, please provide the factors you considered in determining the offering price of $1,000. See Item 504(a) of Regulation S-B. For example, why did you not set the offering price at a higher figure so that you would not have to borrow funds if you sold the maximum number of units? Finally, please consider whether your recent private placements at $500 per unit contributed to the calculation of the offering price.

Management`s Discussion and Analysis and Plan of Operation, page
24

Overview, page 24
13. Please update your disclosures to provide Fagen`s current cost estimate to design and construct the ethanol plant. We note that Fagen`s firm estimate expired on December 31, 2005.

Capitalization Plan, page 29
14. Please update your disclosures to provide the current status of your efforts to obtain the debt financing needed to finance the construction of the ethanol plant.

Estimated Use of Proceeds, page 31
15. Please revise the table on page 32 to include a footnote indicating the amount and the category in which you included director and employee salaries and benefits.

Industry Overview, page 33
16. Please review your disclosure and ensure that you identify the source for the industry and scientific data that you provide. Currently, you prominently include many factual statements, but you do not always indicate whether the source of this information is based upon management`s belief, industry data, scientific reports, general articles, or any other source. For example, we note the following:

* "The 2004 corn crop was the largest corn crop on record with national production at approximately 11.8 billion bushels." (MD&A, page 28)

* "[W]e expect our plant to be the only major source of ethanol in Georgia, Alabama, Florida and much of the southeast. (Business, page
43)

* "Our business plan and feasibility study indicated that the 17 county region around the proposed plan area currently consumes 18 million bushels of corn, but produces only 16 million bushels."
(Business, page 46)

These are only examples. The Management`s Discussion and Analysis and Plan of Operation, Industry Overview and Business sections in particular contain a number of other examples. If the statements are based upon management`s belief, please indicate that this is the case
and include an explanation for the basis of such belief. Alternatively, if the information is based upon third-party statements, reports or articles, please provide us with support for these statements. Please set forth in the prospectus the dates of all the reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section
containing
the statistic and cross-reference it to the appropriate location in
your prospectus.  Also, tell us whether the source of each
statistic
is publicly available without cost or at a nominal expense.  If the
source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained
and
filed as an exhibit.   Please see Rule 436 of Regulation C and
Item
601(b)(23) of Regulation S-B for additional guidance. Alternatively, you may adopt these statements as your own.

General Ethanol Demand and Supply, page 33
17. We note your use of a graph on page 34 from the American
Coalition for Ethanol. Please revise the top of the chart to either explain or delete the reference to HR 6 RFS.

Industry Overview, page 33

Our Primary Competition, page 36
18. Please enhance your competition discussion to include the recent emergence of several other planned ethanol projects in and around
Atlanta and the Southeast region. Please discuss these developments in the Management`s Discussion and Analysis and Plan of Operation section.

Description of Business, page 40

Ethanol Pricing, page 43
19. The details for the chart on page 44 are illegible. Please revise your chart so it is legible.

Natural Gas, page 50
20. The chart you have provided on page 51 is difficult to read and the references within the chart are confusing and do not seem to agree with your disclosure. Please revise your chart and your disclosure to better integrate your discussion and your chart.

Design-Build Team, page 53
21. Please identify the companies with which Fagen has entered into agreements to build or is in the process of building ethanol manufacturing plants. Please quantify the number of companies similar to yours with which Fagen has entered into a letter of intent to produce their ethanol plants, and disclose whether any of these projects are located in Georgia or surrounding states. Disclose the order in which those agreements were entered into and whether Fagen will complete those projects before beginning your project. Also, please briefly discuss these competing plants in your Risk Factors section.

Construction and timetable for completion of the project, page 54
22. Please expand your discussion in the second sentence concerning commissioning so a reader not familiar with your industry can understand your use of this term.

Other Consultants, page 54
23. Please advise us if either BioEnergy Capital Consultants, LLC or
Thompson, Hoffman & Company is a broker-dealer? If so, identify them as an underwriter.
24. Please provide us with additional information concerning the activities BioEnergy will perform in connection with the equity drive meetings. We may have additional comments upon review of your response.
25. Please provide us with additional information on how Thompson, Hoffman & Company plans to locate a potential equity partner. We may have additional comments upon review of your response.

Executive Compensation, page 61
26. You state that each of your directors "may" receive compensation for attending board of directors meetings. Please disclose the anticipated amount of compensation that they may receive.
27. In this section, you disclose that your officers are not currently compensated. The financial statements should reflect all your cost of doing business. Please advise or revise the financial statements to reflect the fair value of the services provided by the officers, at no cost, as a capital contribution with a corresponding charge to the appropriate expense. See SAB Topic 5:T.

Certain Relationship and Related Transactions, page 62
28. Please revise your disclosure to ensure that you have consolidated all of your related party transactions into your certain relationships and related transactions disclosure.  See Item 404 of
Regulation S-B. We note several related party transactions are disclosed in different areas of your prospectus. For example, on page 15 you disclose that Fagen will not only design and construct the plant, but also will be involved in all aspects of the organization. Also, in note 5 to the financial statements, you disclose that you have an officer and director who is also the senior vice president and director of the bank where your cash is
deposited.
Further, you also lease your office space from the same bank. Finally, you disclose on page 59, that John B. Johnson, a director, is also a director of Mitchell Electric Corp., which First United Ethanol may rely upon for electricity. Please disclose whether the terms of these arrangements are comparable to those you could have obtained from any unaffiliated third party.
29. We note your disclosure elsewhere regarding conflicts with
Fagen
and that Fagen has been engaged in similar projects.  Please identify
Fagen as a promoter and provide the disclosure required by Item
404
of Regulation S-B with respect to Fagen. Also, please provide us with an analysis as to whether Fagen is required to register as a broker-dealer.

Plan of Distribution, page 62

The Offering, page 62
30. We note your reliance upon the safe harbor provided by Rule
3a4-
1. Please provide us with an analysis demonstrating that you satisfy the conditions of the exemption. We may have further comments.

Financial Statements, page F-1

Statement of Operations, page F-4
31. We note that you disclose that there were 2,600 units outstanding as of September 30, 2005, of which 2,000 were issued in September. Please advise us of the exact September issuance date(s) and your calculation in arriving at a weighted average of 600 units outstanding as disclosed on the face of the statement of operations.


Undertakings, II-2
32. Please revise your undertakings to include the undertakings of
Item 512(a)(4) and (g) of Regulation S-B.

Exhibits
33. Please file your legal opinion in a timely manner so that we may review it before you request that your registration statement become effective.
34. Counsel must consent in each opinion to the prospectus discussion of that opinion, the reproduction of the opinion as an exhibit and being named in the registration statement. Please include a reference in the exhibit index to the location of such consent for legal and tax counsel.

Exhibit 4.2
35. Please tell us why you want investors to make the statement in paragraph E.6.m. Include an explanation of the legal benefit of the clause to you.

 * * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Scott Stringer, Accountant, at (202) 551-
3272
or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at
(202) 551-3720 with any other questions.

      					Sincerely,


      					H. Christopher Owings
      Assistant Director



cc: 	Valerie D. Bandstra, Esq.
      Via Fax (515) 283-0231


Murray Campbell
First United Ethanol, LLC
January 23, 2006
Page 1